1934 Act Registration No. 333—13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of audited results for year ended December 31, 2003	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Title:	Lila Fong Legal Manager (Secretarial)

Date: March 3, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

ANNOUNCEMENT OF AUDITED RESULTS

FOR YEAR ENDED 31 DECEMBER 2003

HIGHLIGHTS

Financial

•	Revenues reduced by 1.2% to HK$7,594 million due to SARS

•	Operating margin before depreciation from railway and related operations of 49.3%

•	Property development profit increased 43% to HK$5,369 million

•	Net profits increased by 24.3% to HK$4,450 million due to significant property development profits

•	Proposed final dividend of HK$0.28 per share resulting in total dividend for 2003 of HK$0.42 per share

Operational

•	Patronage declined by 1.1% to 777 million due to SARS but recovered strongly in the second half of 2003

•	Share of franchised public transport market improved to 24.3%

•	All Operating Agreement and Customer Service Pledge targets achieved or exceeded

•	Construction of Penny’s Bay Rail Link according to schedule

•	Tung Chung Cable Car Project Agreement signed

•	MTR’s 18 floors in Two International Finance Centre almost 60% let at year-end

•	Signing of Agreement in Principle to build and operate Line 4 of the Shenzhen Metro System

The Directors of MTR Corporation Limited (“the Company” or “MTR”) are pleased to announce the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2003 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)
Year ended 31 December	2003		2002
			(Note 1A)
Fare revenue
— MTR Lines		5,064		5,167
— Airport Express Line		425		553
Station commercial and other revenue		1,117		979
Rental and management income		988		987

Turnover		7,594		7,686

Staff costs and related expenses		(1,643)		(1,579)
Energy and utilities		(546)		(502)
Operational rent and rates		(21)		(87)
Stores and spares consumed		(128)		(121)
Repairs and maintenance		(477)		(435)
Railway support services		(80)		(89)
Expenses relating to station commercial and other businesses		(351)		(185)
Property ownership and management expenses		(198)		(167)
Project study and deferred expenditures written off		(49)		(218)
General and administration expenses		(167)		(184)
Other expenses		(187)		(105)

Operating expenses before depreciation		(3,847)		(3,672)

Operating profit from railway and related operations before depreciation		3,747		4,014
Profit on property developments		5,369		3,755

Operating profit before depreciation		9,116		7,769
Depreciation		(2,402)		(2,470)

Operating profit before interest and finance charges		6,714		5,299
Interest and finance charges		(1,539)		(1,125)
Share of profit of non-controlled subsidiary		23		39

Profit before taxation		5,198		4,213
Income tax		(748)		(634)

Profit attributable to shareholders		4,450		3,579

Dividends
Interim dividend declared and paid during the year		734		717
Final dividend proposed after the balance sheet date		1,481		1,444

		2,215		2,161

Earnings per share:
— Basic	HK$	0.85	HK$	0.70
— Diluted	HK$	0.85	HK$	0.70

Notes: -

1.    ADOPTION OF NEW ACCOUNTING POLICIES

A.    Deferred tax

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with a reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. In order to comply with Statement of Standard Accounting Practice (“SSAP”) 12 (revised) issued by the Hong Kong Society of Accountants, which became effective from 1 January 2003, the Group adopted a new accounting policy for deferred tax. Under the revised SSAP 12, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilised. The revised accounting policy has been applied retrospectively, resulting in prior year adjustments with the opening balances of the retained profits as at 1 January 2002 and 1 January 2003 reduced by HK$2,620 million and HK$3,253 million respectively. The comparative figure in respect of income tax for the prior year has also been restated by an increase of HK$633 million accordingly.

B.    Lease out and lease back transactions

In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (“Lease Transaction”) involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Under the Lease Transaction, the Group retains legal title to the assets and there are no restrictions on the Group’s ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and is not obligated to pay the lease payments, those liabilities and investments in debt securities are not recognised as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group’s profit and loss account over the terms of the respective leases.

2.    RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2003 and 2002 were as follows:

	Year ended 31 December
HK$ Million	2003	2002
		(Note 1A)

Balance as at 1 January, as previously reported	16,487	14,407
Prior period adjustments	(3,253)	(2,620)

Balance as at 1 January, as restated	13,234	11,787
Dividends paid	(2,178)	(2,132)
Profit for the year (2002: as restated)	4,450	3,579

Balance as at 31 December	15,506	13,234

3.    INCOME TAX

Income tax in the consolidated profit and loss account represents:

	Year ended 31 December
HK$ Million	2003	2002
		(Note 1A)

Current tax – overseas	4	1
Deferred tax expense relating to the origination and reversal of temporary differences	443	630
Deferred tax expense resulting from increase in tax rate on deferred tax balances at 1 January	300	—

	747	631
Share of deferred tax of non-controlled subsidiary	1	3

	748	634

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended 31 December 2003. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group’s 2003 results.

4.    DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 30 June 2004 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 2 April 2004. The Company’s majority shareholder, the Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash (see Note 8D).

The Company and the Government entered into the Project Agreement (the “Agreement”) for Penny’s Bay Rail Link (“PBL Project”) on 24 July 2002. Pursuant to the Agreement, the Company is entitled to receive financial support from the Government in order to bridge the funding gap between the Company’s required rate of return and the expected return from the PBL Project. Such financial support, which is equivalent to the net present value amount (as at the end of 2001) of HK$798 million, will be provided through waiver of the Government’s beneficial entitlement to cash dividends. Further details of this waiver are set out in the Company’s announcement dated 9 July 2002.

5.    EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2003 attributable to shareholders of HK$4,450 million (2002: HK$3,579 million, as restated) and the weighted average number of ordinary shares of 5,214,028,094 in issue during the year (2002: 5,098,511,864).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2003 attributable to shareholders of HK$4,450 million (2002: HK$3,579 million, as restated) and the weighted average number of ordinary shares of 5,217,462,182 (2002: 5,105,400,689) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

6.    SEGMENTAL INFORMATION

	Revenue Year ended 31 December		Contribution to profit Year ended 31 December
HK$ Million	2003	2002	2003	2002
				(Note 1A)

Railway operations	5,489	5,720	345	577
Station commercial and other businesses	1,117	979	657	688
Property ownership and management	988	987	786	819
Property developments	—	—	5,369	3,755

	7,594	7,686	7,157	5,839

Corporate expenses net of other income			(2,707)	(2,260)

			4,450	3,579

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong.

7.    NET ASSETS

The Group’s net assets as at 31 December 2003 and 2002 comprised:

HK$ Million	As at 31 December 2003	As at 31 December 2002
		(Note 1A)

Assets
Fixed assets	96,921	94,270
Railway construction in progress	181	109
Property development in progress	2,309	2,870
Other assets	2,579	2,152
Cash and cash equivalents	376	1,718

	102,366	101,119

Liabilities
Creditors, accruals and other liabilities	7,988	7,811
Borrowings	32,025	33,508
Deferred income	5,061	6,226

	45,074	47,545

Net assets	57,292	53,574

8.    POST BALANCE SHEET EVENTS

A.    Railway project in Shenzhen, The People’s Republic of China (“PRC”)

On 15 January 2004, the Company entered into an Agreement in Principle (the “Agreement”) for a “Build, Operate and Transfer” project with the Shenzhen Municipal Government, PRC to construct Phase 2 of Line 4 of the proposed Shenzhen Metro System and to operate Line 4 for a term of 30 years.

The Agreement sets out the principles upon which the Company and the Shenzhen Municipal Government will negotiate an Authorised Operating Agreement, subject to the National Development and Reform Commission’s approval, to allow a project company to be established by the Company in PRC with the right to construct Phase 2 of Line 4 and to operate Line 4, and the right to use the facilities of Phase 1 of Line 4. The Agreement also provides that the project company will acquire land along Line 4 with an aggregate gross floor area of 2.9 million sq.m. for the purpose of property development.

The total investment of the project company will be approximately RMB6 billion with a registered capital of approximately RMB2.4 billion.

B.    Debt issuance

On 20 January 2004, MTR Corporation (C.I.) Limited successfully completed the issuance of US$600 million 10-year Eurobonds (the “Bonds”). The Bonds are unconditionally and irrevocably guaranteed by the Company and carry a coupon of 4.75% per annum, as well as a maturity date of 21 January 2014. The net proceeds from the MTR Corporation (C.I.) Limited’s issue were on-lent to the Company for use by it for general corporate purposes, which may include working capital, capital expenditures, refinancing and repayment of existing debts. The Bonds are listed on the London Stock Exchange.

C.    Possible merger with the Kowloon-Canton Railway Corporation (“KCRC”)

On 24 February 2004, the Government announced its invitation to the Company and KCRC to commence discussions on the possible merger between the two companies. Conclusion of the negotiations is required to be reported to the Government by 31 August 2004.

D.    Extension of scrip dividend arrangement

On 26 February 2004, the Government agreed to extend the scrip dividend arrangement (its agreement to elect to receive all or part of its entitlement to dividends in the form of new shares under any scrip dividend election to be offered by the Company to its shareholders in respect of a financial year to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company to its shareholders in respect of the relevant financial year will be paid in the form of cash) to each of the three financial years ending 31 December 2006.

9.    LIQUIDITY, FINANCIAL RESOURCES AND BORROWINGS

During the year, the Group raised a total of HK$8.3 billion in new financings, comprising HK$5.2 billion in bilateral loan facilities with maturities of 5 and 7 years and HK$3.1 billion in medium term notes with maturities of 7 to 15 years for general corporate purposes, including working capital, capital expenditures, refinancing and the repayment of existing debts. As at 31 December 2003, we had HK$6.7 billion in undrawn committed banking facilities with final maturities ranging approximately from 4 to 7 years, which are sufficient to cover our anticipated funding needs up to the third quarter of 2004. Over the next three years, we expect to have a capital expenditure programme of HK$7.4 billion, based on existing committed projects. Those requirements will be met by cash from operations and a well-diversified funding programme, utilising a variety of financing instruments in Hong Kong and other major capital markets.

The Group’s major cash outflow for the year ended 31 December 2003 amounted to HK$6.0 billion, which was related to the capital payments for the Penny’s Bay Rail Link and other capital projects, net loan repayments as well as interest and dividends paid. These payments were financed partly by the net cash inflow from operating activities of HK$3.8 billion, and partly by the surplus cash brought forward from 2002. As a result of the decrease in borrowings during 2003, total debts outstanding as at 31 December 2003 amounted to HK$32.0 billion. With shareholders’ funds at year-end increasing to HK$57.3 billion from HK$53.6 billion (as restated) as at the last year-end, our gross gearing ratio improved from 62.5% (as restated) to 55.9%, which was in line with our financing plan (taking into account of our cash balances, the net gearing ratio decreased from 59.3% (as restated) to 55.2%).

Our debt portfolio is managed under a well-established Preferred Financing Model to achieve a balanced debt profile with adequate risk diversification and forward financing coverage. As at 31 December 2003, our outstanding borrowings had a well-balanced spread of maturities, with 29% due within 2 years, 26% between 2 and 5 years, and 45% after 5 years. 61% of our borrowings were at fixed interest rates and 97% of our borrowings were either denominated in or hedged into Hong Kong dollars, with the remaining 3% held in US dollars. We manage our currency and interest rate exposures using derivative instruments for hedging purposes only.

10.    HUMAN RESOURCES

The Company continued to improve staff productivity and maintain high service levels and staff morale despite the SARS crisis and a difficult operating environment. There were 6,629 employees with the Group, excluding Octopus Cards Limited, as at 31 December 2003 as compared to 6,891 as at December 2002.

The competitive and well-structured remuneration coupled with enhanced communication with employees has helped maintain a high level of staff motivation. Through staff commitment and effective staff redeployment, patronage and the Group’s other commercial activities has recovered faster than originally anticipated and staff were fully compensated for their salaries forgone under the One Day No Pay Leave Per Month Programme. A total of 47,688 training man-days were conducted during the year and our success was confirmed by numerous international recognitions received. Successful training was completed for Nam Cheong Station and several training consultancies for overseas metros were secured. Leadership development was strengthened and Putonghua and customer service training were provided for frontline staff.

To ensure continued compliance with new standards of corporate governance, our “Code of Conduct” booklet will be updated and a new staff guidebook will be published.

11.    PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2003, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

12.    CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

13.    ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 3 June 2004. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about 13 April 2004.

14.    CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Exchange”), except that non-executive Directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. The Board of Directors announced in April 2003 its decision to split the roles of the Chairman and Chief Executive Officer after Jack So Chak-kwong’s contract as Chairman and Chief Executive expired during the year. Following that, Dr. Raymond Ch’ien Kuo-fung, a member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of 3 years and Chow Chung-kong was appointed Chief Executive Officer and a member of the Board with effect from 1 December 2003.

15.    PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE’S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the Exchange’s website within 14 days from date of this announcement.

KEY STATISTICS

	Year ended 31 December
	2003	2002

Total passenger boardings
— MTR Lines (in million)	770.4	777.2
— Airport Express Line (in thousands)	6,849	8,457
Average number of passengers (in thousands)
— MTR Lines (weekday)	2,240	2,261
— Airport Express Line (daily)	18.7	23.2
Operating profit from railway and related operations before depreciation as a percentage of turnover	49.3%	52.2%

MANAGEMENT REVIEW AND OUTLOOK

This is my first opportunity to write to you as Chief Executive Officer of MTR since taking up my appointment on 1 December 2003. I am honoured to have the opportunity to join and to lead this well regarded Company which provides essential services to so many in Hong Kong.

2003 was a difficult year for Hong Kong and MTR, with the outbreak of Severe Acute Respiratory Syndrome (SARS), a continued sluggish economic environment and depressed property market for most of the year. Despite these, the Company performed well both operationally and financially, testifying to the effectiveness of our business model and the dedication of our people. I am confident that we will build on these achievements in 2004, a year which also marks 25 years of MTR operations in Hong Kong.

The strong profits achieved by MTR in 2003 were attributable to significant property development incomes. Although revenue declined slightly by 1.2% to HK$7,594 million, mainly due to the one-off SARS impact on rail patronage and our other commercial activities, effective cost containment and the recognition of HK$5,369 million in property development profits contributed to net profits increasing by 24.3% to HK$4,450 million. Correspondingly, earnings per share increased by 21.4% to HK$0.85 per share. The Board has proposed a final dividend of HK$0.28 per share which, when combined with the 2003 interim dividend of HK$0.14 per share, will result in total dividends of HK$0.42 per share, which is the same as in 2002. As in previous years, shareholders will be given an option to receive dividends either in cash or scrip. At the time of our stock market listing, the Government had undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in cash. The undertaking was initially for a period extending to MTR’s financial year ending 31 December 2003 and hence will apply to the 2003 final dividend.

We are pleased to report that Government has agreed to extend their scrip dividend arrangement, on the same basis as their previous arrangement for a further period up to and including dividends to be declared for the Company’s financial year ending 31 December 2006.

Overview of Business Performance

Without doubt, the outbreak of SARS that began in March and lasted into the middle of 2003 was the single most significant event affecting MTR last year. It impacted all of our businesses, severely affecting patronage, curtailing property activity, reducing non-fare revenues and even constraining our ability to pursue consultancy business overseas. Fortunately, our swift and effective response ensured the safety of our customers and our employees, as well as mitigating most of its negative effect on profitability. The post-SARS recovery in the second half of the year has also been strong and rapid. By the end of 2003, our overall rail patronage and non-fare revenues had returned to the normal levels.

The impact of SARS and competition from buses contributed to a modest 4.0% decline in revenues from railway operations to HK$5,489 million, as total patronage of the MTR Lines declined by 0.9% to 770 million and that on the Airport Express (AEL), which celebrated its 5th anniversary in 2003, fell by a more considerable 19.0% to 6.8 million owing to the negative impact on air travel in Asia. In the last quarter of 2003, total patronage on the MTR Lines has recovered to a more normal level of 208.9 million as compared to 207.1 million in the last quarter of 2002, whilst that on the AEL has improved to 2.02 million, still slightly below the 2.18 million for the same period in 2002. AEL’s less rapid recovery is mainly due to the reduction of travellers from the U.S. and Europe.

Recognising the difficult economic environment in Hong Kong, MTR continued with the “Ride 10 Get 1 Free” promotion in 2003 which, on average, benefits 450,000 passengers a week. In addition, a number of other promotion programmes were instigated, particularly after SARS, such as “Ride 5 Get Cash Coupons” and “$2 for Children & Seniors travelling on MTR”. Various initiatives to improve our connectivity with other modes of transport such as KCRC’s network and minibuses were introduced, most recently through two new interchanges with KCRC’s newly opened West Rail.

MTR is committed to providing high standards of service to our customers. In 2003, our customer service performance surpassed both the Government’s requirements under the Operating Agreement and the Company’s own more stringent Customer Service Pledges. Further progress was made on improving station environment, including platform screen doors which have now been installed at 14 underground stations. The platform screen door offers additional safety to our customers as well as providing better temperature control in our platforms and is welcome by the public. The first full year of operation of the Tseung Kwan O Line produced good operating results thereby helping to improve patronage of our system. With the opening of the Tseung Kwan O Line as well as the other patronage enhancing initiatives, MTR’s share of the franchised public transport market improved to 24.3% in 2003, after several years of decline.

Good progress was made on new projects in 2003. Construction of the Penny’s Bay Rail Link to the future Disney Theme Park is progressing extremely well for completion in the second half of 2005. A formal project agreement for the Tung Chung Cable Car, which provides a world class tourist attraction in Lantau Island combining a scenic cable car ride and a cultural theme village, was signed with Government in November 2003. Work has already commenced with an anticipated completion date in early 2006. MTR will invest HK$950 million in this project and is extending our brand and capabilities, built up as a high quality transport service provider, into the tourism sector serving local visitors and those from abroad. Earlier in January 2003, the Government had requested the Company to proceed with planning for the South Island Line and the West Island Line, which will provide rail service for the first time to the residents in the western and the southern districts of the Hong Kong Island. We expect to make further submissions to Government on this project in the second quarter of 2004.

Our non-fare businesses have started to improve, post SARS, in the second half of 2003. Despite lower business volume for the year as a whole, we continued to expand and enhance our advertising formats and offerings, particularly at trackside and in station concourse, including the introduction of the first trackside plasma TV screens. Our highly successful station renovation programme continued to add commercial floor space and kiosks in stations, improve the trade mix and enliven the retail environment. We continued to work with mobile operators to provide telecommunications infrastructure, in anticipation of 3rd generation mobile telephony (3G). Our fixed line bandwidth wholesale business, TraxComm, had secured a number of long-term revenue contracts which helped build a firm foundation for its further expansion. Our external consulting business also had a successful year, including winning a contract with Octopus Cards Ltd. to develop an e-ticketing system for the public transport system in the Netherlands. Currently, MTR consultants are working on projects in 25 cities in 14 countries around the world. Our subsidiary Octopus Cards Ltd. had a difficult first half due to the impact of SARS. However, card numbers continued to grow and recorded 10.4 million by year end with annual transaction value increasing by 1.4% to HK$18.5 billion for the year as a whole. Non-transport usage of Octopus Cards expanded at an impressive rate of 42.6%.

2003 was a very successful year for our property development business as a number of major developments were completed. Total profit recorded was HK$5,369 million, a significant increase of 43.0% when compared with 2002. These property development profits were derived from our receipt of the 18 floors in Two International Finance Centre (Two IFC), receipt and sale of residential units in the Sorrento development at Union Square as well as from deferred income relating mainly to Kowloon Package 4, The Harbourside, and Tung Chung Package 3, Caribbean Coast developments. Together with our joint venture partners, we launched residential apartments for sale in Tung Chung station comprising Seaview Crescent Phase II and Caribbean Coast Phase II, and Residence Oasis in Hang Hau station, all to enthusiastic response. As one of the largest land bank owners in Hong Kong, a stable and improving property market will work to the benefit of the Company. In response to the depressed property market caused by SARS and the generally over-supply of property in 2003, MTR did not tender out any site last year. The tendering process for Area 86 is likely to start towards the end of 2004 and the new residential units are likely to be completed from 2007 onward.

In property rental, despite SARS and a weak economy, our shopping centres leases were close to capacity, and substantial progress was made towards leasing of our 18 floors in Two IFC, where close to 60% of available floor area was leased out at the end of 2003. Our property management business again continued to expand both in Hong Kong and overseas. In Hong Kong, new units were added to our portfolio from Coastal Skyline, Caribbean Coast, and Seaview Crescent Phase II at Tung Chung Station, and Sorrento Phase One at Union Square, bringing the total number of residential units managed by MTR to 46,915 from 42,074 in 2002. Total area of commercial and office space under property management at the end of 2003 has climbed to 558,796 square metres representing a 50% increase.

Despite the very challenging environment, MTR achieved strong financial results in 2003 mainly from significant property development contributions. While total fare revenues from the MTR Lines decreased by 2.0% to HK$5,064 million, and those of AEL declined by 23.1% to HK$425 million, this was partially offset by higher station commercial and other revenues which rose strongly by 14.1% to HK$1,117 million, and marginally higher property management income. Total revenue was HK$7,594 million, which represents a modest reduction of 1.2% from 2002.

Operating costs were effectively contained with gains in productivity. Total operating costs rose by a modest 4.8% to HK$3,847 million despite a full year’s operation of the new Tseung Kwan O Line and one-off charges relating to deficit on revaluation of our head office premises of HK$69 million. Combined with reduced revenues, operating margin from railway and related operations before depreciation and interest was 49.3% compared to 52.2% in 2002. Property development profits increased significantly by 43.0% to HK$5,369 million following receipt of the office and carpark spaces at Two IFC in July. Operating profit before depreciation therefore increased by 17.3% to HK$9,116 million.

In accordance with Company policy, during the year, the Company conducted a periodic review of the estimated useful lives of our rail assets which resulted in a net reduction in annual depreciation charge. Depreciation charge in 2003 reduced slightly to HK$2,402 million when compared with 2002. Interest charges increased by 36.8% to HK$1,539 million due to the full year impact of interest charges on the Tseung Kwan O Line. Following the adoption of the revised accounting standard on income taxes from 1 January 2003, the Group recognised an amount of HK$748 million mostly in respect of deferred income tax expense for the year as compared to HK$634 million for 2002 (as restated for deferred income tax). The deferred income tax charges for 2003 also included an amount charged relating to the increase in Profits Tax rate in 2003 from 16% to 17.5%. It should be noted that this deferred income tax charge is a non-cash item. Together with the Group’s share of Octopus Card Ltd.’s earning of HK$23 million, the profit attributable to shareholders was HK$4,450 million or HK$0.85 per share, being respectively 24.3% and 21.4% better than 2002 (as restated for deferred income tax).

During the year, the Group was successful in taking advantage of the strong liquidity and tight credit spreads in the bond and debt markets, and arranged a total of HK$8.3 billion in new cost-effective financings, comprising HK$5.2 billion in bank loans and HK$3.1 billion in medium term notes, which helped extend financing coverage well into the third quarter of 2004. The Group’s effective interest rate decreased from 5.4% in 2002 to 5.1% in 2003. The Company also completed our first US cross border leasing transaction on our AEL and some MTR Line trains in March 2003 which provided a substantial net present value financial benefit to be recognised over the life of the lease.

Beyond Hong Kong

MTR has engaged in external consultancy activities since 1998. Through numerous consultancies we have developed an extensive knowledge base of railway construction and operation as well as property management in a number of countries. We are now taking the next step in our corporate development to leverage off our Hong Kong and international knowledge base to seek investments in rail and related areas abroad.

In January 2004, we entered into an agreement in-principle with the Shenzhen Municipal Government for the construction of Phase 2 of Line 4 of the proposed Shenzhen Metro System and the operation of the whole of Line 4 for a term of 30 years under a build-operate-transfer arrangement. The agreement also incorporates property development rights of 2.9 million square metres of commercial and residential property. MTR will be a 100% owner initially with a commitment to hold at least 51% equity interest during the duration of the project. The project is planned for completion by the end of 2008, and its estimated cost of RMB6 billion will be funded 40% by equity and 60% non-recourse project financing in RMB. This agreement in principle requires the approval of the Central Government in Beijing.

Besides the Shenzhen project, MTR has been in active discussions on rail project investments in other Mainland Chinese cities such as Beijing. Investment models in Mainland China will differ from city to city and from project to project and hence we would expect to see other models used which may be different from the Shenzhen ‘rail and property’ model. In all cases, MTR will adopt a prudent approach in evaluating these business opportunities.

Outside of China, the Company is exploring relatively small investments in light rail transit in the UK and Canada.

The Company is excited about the growth opportunities outside of Hong Kong but also recognises the associated risks. Hence investments will be made on a prudent basis with return requirements commensurate with risk and focusing only on those opportunities which will leverage off our substantial experience and expertise in Hong Kong as well as the invaluable lessons learned from our overseas consultancy business. However, Hong Kong will remain our home base and most important market.

Outlook

In the more immediate future, performance will be driven by expansion of our existing core businesses. The Hong Kong economy has rebounded quickly in the last quarter of 2003 with reducing unemployment. This momentum has continued in the first two months of 2004 and has benefited MTR’s businesses in rail operations, property rental and management. Barring unforeseen circumstances, we expect patronage in 2004 to improve over 2003 as the economy recovers and West Rail, and the future KCRC Ma On Shan Extension, feed more passengers into our system. The “Ride 10 Get 1 Free” promotion has been extended to 30 September 2004 and this, plus other promotion schemes, will provide financial motivations to our regular passengers and support to patronage growth. Work will continue to progress on the Penny’s Bay Rail Link and the Tung Chung Cable Car projects and we aim to submit detailed proposals to the Government on the South Island Line in the second quarter of 2004.

The recovery of the Hong Kong economy will also benefit our station commercial and other businesses. Towards the end of 2003, we already saw positive momentum in our advertising business which should further strengthen in 2004. This is well illustrated by advertising revenues increasing by double digit in the fourth quarter of 2003 when compared to the fourth quarter of 2002. In 2004, we will roll out trackside mega posters and launch a new type of tunnel motion advertising with enhanced technology. Likewise, in our station commercial facilities rental business, 2004 would see the continuation of our station improvement programme where we expect to add an additional 2,200 square metres of retail space. In telecommunication, the Company began catering for 3G reception in January 2004 in 18 hot-spot stations whilst TraxComm continues to increase its wholesale customer base. Our external consultancy business will continue in a focussed manner aiming at supporting and enhancing the Company’s overseas investment strategy.

The Company recorded significant property development profits in 2003. This level of profit is not expected to repeat in the foreseeable future. In 2004 we would expect to receive our share of Phase I in the 82,750 square metres retail centre in Union Square at Kowloon Station amounting to about 61,000 square metres. This retail centre would require internal fit-out and decoration over the next two years. With good construction and pre-sale progress in our Airport Railway residential developments we would expect most developments to be completed, and hence the related deferred income, the balance of which stands at HK$4,924 million as at 31 December 2003, to be mostly recognised, over the next three years. At Tseung Kwan O, pre-sale activity of Residence Oasis at the Hang Hau station is progressing satisfactorily. Besides Residence Oasis, it is unlikely that other Tseung Kwan O developments would contribute to the Company’s profitability until 2006. In our property tender activities, we expect to start tendering certain packages in Area 86 towards the end of 2004 such that new units could be delivered to the market by 2007.

For our property rental and management business, 2004 will see the first full year of contribution from Two IFC albeit a relatively minor one. Our four main shopping centres continue to enjoy close to full occupancy and we are already seeing a firming of rental rates which we expect to continue in 2004. In the next few years, the Company’s portfolio will be increased by the Union Square shopping centre where we should see rental revenue beginning in 2007 as well as by a small shopping centre at Hang Hau where rental income should start in 2005.

Possible Merger between MTR and KCRC

The Government announced on 24 February 2004 that it has invited the Company and KCRC to commence discussions on the possible merger between the Company and KCRC. The Company welcomes this development but reiterates that the merger needs to be properly structured and implemented on acceptable terms. After the Government’s announcement, the Company has started work on the merger and will report back to shareholders on progress at the appropriate time. The Company will work closely with the Government and KCRC to bring the matter to a close as expeditiously as possible, always with the interest of all its shareholders and stakeholders as a priority. The possible merger will be a connected transaction and therefore will require independent shareholders’ approval. Stakeholders should note that there can be no assurance at this time that a merger will be implemented.

Our People

At 09:12 on 5 January 2004, we experienced an arson attack on one of our trains traveling from Tsim Sha Tsui to Admiralty. With the effective response of members of our staff and the calm reaction of passengers, the train was brought safely to its destination and evacuated within two minutes. It was fortunate that no one was physically injured in an incident that has the potential to do great damage. I would like to pay tribute to our people, those who were involved in this incident and many many others who have worked quietly and professionally everyday to serve the people of Hong Kong. They are the true heroes who in the past 25 years made MTR a world class organisation.

Sustainability

While this report focuses largely on the financial and operational aspects of 2003, I would like to make mention of our wider contribution to society, which is covered fully in our separate Sustainability Report available on our corporate web-site. We firmly believe that a sustainable business is one that not only achieves acceptable returns for capital providers, but also contributes positively to employees, customers, the environment and the general public.

Corporate governance is an area of critical importance to us. At a time when capital providers are increasingly concerned about the way companies are governed, we are proud of our achievement in this area. In 2003, our 2002 Annual Report won the Silver Award under the General Category in the 2003 Best Annual Reports Competition organised by the Hong Kong Management Association, marking the fifteenth consecutive year since 1988 that we have been recognised by the Association. As a Securities and Exchange Commission reporting company, we have been, and will continue the process of reviewing our internal systems and practices and implementing new requirements under the U.S. Sarbanes-Oxley Act 2002 in line with applicable compliance dates.

Regarding the environment and the community, MTR has calculated its Green House Gas emissions as a first step in developing a strategy to deal with the challenge of carbon emissions, and expanded stakeholder engagement with the Sustainability Advisory Board in support of the Tung Chung Cable Car project. We have maintained our presence in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index and taken an active role internationally as a founding signatory of the UITP Charter for Sustainable Development and regionally as a Stakeholder Organisation for the Global Reporting Initiative, an independent, multi-stakeholder and international organisation with a mission to provide best practice guidance for preparation of sustainability reports.

2004 Objectives

By way of conclusion, the Company’s objectives for 2004 are as follows:

•	Maintain tight cost control and further improve efficiency

•	Raise patronage and continue to enhance service standards

•	Deliver our projects in Hong Kong on time and within budget

•	Achieve further progress on the South Island Line project

•	Continue to enhance revenues from our non-fare businesses as well as our property rental and management businesses

•	Complete further sales of property developments and continue plans for tendering the remaining property development packages along the Tseung Kwan O Line

•	Work towards a final agreement on the Shenzhen project and develop other overseas investment opportunities

•	Work closely with Government and KCRC to structure and negotiate the merger between KCRC and the Company

Although I have been with MTR for only three months, I have been truly impressed by the energy, dedication and expertise at all levels of the Company and I feel confident that we will achieve all these objectives.

Finally, I will reiterate my Chairman’s thanks to all MTR staff, management and directors, as well as customers, shareholders and business partners, for their continued support.

C K Chow

Chief Executive Officer

By order of the Board

MTR Corporation Limited

Hong Kong

2 March 2004

The financial information relating to the financial year ended 31 December 2003 set out above does not constitute the Group’s statutory financial statements for the year ended 31 December 2003, but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003, which contain an unqualified auditor’s report will be delivered to the Registrar of Companies.

Certain statements contained in this Press Release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2002 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 26 March 2004 to 2 April 2004 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 25 March 2004. It is expected that the final dividend will be paid on or about 30 June 2004.